

September 28, 2010

Via U.S. Mail and Facsimile to 31-84-837-2593

Ben van Wijhe, President
Asiarim Corporation
Suite 1601, 16/F Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

     Re: **Asiarim Corporation**
             Form 10-K for the fiscal year ended September 30, 2010
             Filed January 12, 2010
             File No. 333-147187

Dear Mr. van Wijhe:

     We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

     Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Auditors; Code of Ethics; Financial Expert, page 29

1.   We note you have not adopted a code of ethics. Please disclose why you have not taken such action. Refer to Item 406(a) of Regulation S-K.

2.   We note you do not have an audit committee financial expert. Please refer to Item 407(d)(5)(i)(C) of Regulation S-K and explain why you do not have such an expert.

Note 8. Subsequent Events, page F-16

3.   In the first paragraph of your discussion you state that payment of up to €2,500,000 is due in association with your "conditional" Participation Agreement. However, in the second paragraph you disclose an amount of up to €2,000,000. Please clarify and revise as appropriate.

4.   Further, please explain the "conditional" nature of the agreement and what is meant when you describe the transaction as "closed" on January 6, 2010. What occurred on this date? Also, please describe the terms of payment related to the transaction; and whether and when any payments or transfers of shares have been made to date. In that regard, your ability to consummate this transaction is unclear given your liquidity position. Please explain, in detail, how you intend to finance this transaction.

5.   Your purchase price allocation reflects a purchase price of $1,610,200. Please reconcile this with consideration of €2,000,000 (or €2,500,000) and issuance of 11,020,000 shares that you describe as payment in the transaction.

6.   Also, please explain the $1,500,000 cash injection included in your purchase price allocation. How is this cash payment being funded and who is it being paid to?

7.   Finally, please reconcile these amounts with those reported on page 21 of your Form 10-Q for the fiscal quarter ended June 30, 2010.

Form 10-Q for the quarterly period ended June 30, 2010

Note 7. Acquisition of Subsidiary Companies, page 21

8.   In your disclosure you state the transaction is not a reverse takeover because the original shareholders of Asiarim had a controlling financial interest in the company after the transaction. It appears, however, if the number of shares outstanding after the transaction is 26,850,000 and 15,520,000 were issued in the transaction, then it would result in 11,330,000 being held by the original shareholders after the transaction. We also note that after the transaction Asiarim's President, CEO and Board Chairman were replaced by former shareholders and officers of Reunite/CIC Europe. As a result, it is unclear how you determined that Asiarim is the accounting acquirer. Please refer to ASC 805-10-55-12 and revise your accounting or advise us in detail.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Business Segment Development, page 31

9.   Your disclosure states you have set up manufacturing operations with your manufacturing partners. However, you only disclose one manufacturing partner, Ascenda Corporation, on page 30. Please tell us if you have multiple manufacturing partners or revise to disclose that you have a singular manufacturing partner and reference Ascenda.

10.   Please revise to disclose the countries in Asia Pacific and Africa where you have set up a sales fulfillment network and who your partners are in these countries. Similarly, disclose the selected markets you have opened up in Asia and Africa.

11.   You also state that you have introduced a line of products including netbook computers, notebook computers, and pen touch devices among others. However, you also state you are identifying and securing a product line for 2010. Revise to indicate which products you are developing for 2010 and clearly highlight which products are your future aspirations. Further, discuss in greater detail the status of the products you are developing for 2010 such as whether you have a working prototype for the product.

12.   Please revise to disclose the number and potential value of your sales orders.

13.   We also note you intend to introduce a new line of computer and entertainment products into the U.S. and European markets. Please describe in more detail what "entertainment" products are. Also, disclose the status of these plans. Tell us whether these plans aspirations or have concrete steps been taken toward introducing these products. If the latter, please disclose the steps.

Media Content, page 32

14.   We note the website, www.commodoreworld.com, is not functional. Please revise to delete this reference or disclose when the website will be functional.

Overview – Detail Description of Consumer Electronics Business, page 32

15.   Please revise or explain why you believe you have an advantage over your competitors in light of your disclosure that you only have one vendor, Ascenda, for your products.

Design and Manufacturing, page 33

16.   You state your products are being made by several original equipment manufacturers. However, it appears you only have one manufacturing agreement with Ascenda. Please revise or explain.

Competition, page 34

17.   Please revise to disclose your competitors.

Liquidity and Capital Resources, page 35

18.   We note that you have obligations of EUR 1.8 million or $2.4 million regarding your purchase of the Commodore brand and its European operations. Please do not aggregate all of your obligations; rather revise to separate them and discuss their material terms such as principal, due date, and interest rate. Further, please explain whether the amounts due to related parties under Note 5 to the Consolidated Financial Statements are part of the purchase of the Commodore brand and its European operations. If not, please revise to present, and discuss the material terms of, these obligations in this section. Further, please explain whether the amounts due under Note 5 are memorialized in writing and, if so, file these agreements.

19.   Under Note 6 to the Consolidated Financial Statements, the disclosure shows you owe $507,379 to the directors as of June 30, 2010. Please revise your discussion under this section to disclose these amounts, the material terms of these obligations, and how you intend to satisfy these obligations.

Item 4T. Controls and Procedures, page 36

20.   Please expand your disclosure to explain how the company is remediating the material weakness identified or what measures are otherwise being taken to ensure that the disclosures in your financial reports are both accurate and timely.

Item 6. Exhibits, page 37

21.   We note you have several commitments under Note 11 to the Consolidated Financial Statements. Please revise to file these as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director